SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1 )1

Virtu Financial Inc.

(Name of Issuer)

Class A common stock, par value $0.00001 per share

(Title of Class of Securities)

928254101

(CUSIP Number)

June 15, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928254101	13G	Page 2 of 5 Pages

(1)	Names Of Reporting Persons Public Sector Pension Investment Board
(2)	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship Or Place Of Organization Canada
Number Of Shares Beneficially Owned By Each Reporting Person With:	(5) Sole Voting Power 11,669,062
(6) Shared Voting Power 0
(7) Sole Dispositive Power 11,669,062
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned By Each Reporting Person 11,669,062
(10)	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent Of Class Represented By Amount In Row (9) 9.7%*
(12)	Type Of Reporting Person (See Instructions)
FI

*

The calculation of the foregoing percentage is based on 120,451,098 shares of the Issuer’s Class A common stock, par value $0.00001 per share (the “Issuer Class A Common Stock”) that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2020.

CUSIP No. 928254101	13G	Page 3 of 5 Pages

Item 1 (a).	Name of Issuer:

Virtu Financial Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

One Liberty Plaza

165 Broadway

New York NY 1006

Item 2 (a).	Name of Person Filing:

Public Sector Pension Investment Board

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

1250 Rene-Levesque West,

Suite 1400, Montreal, Quebec, H3B 5E9 Canada

Item 2 (c).	Citizenship:

Canada

Item 2 (d).	Title of Class of Securities:

Class A common stock, par value $0.00001 per share

Item 2 (e).	CUSIP Number:

928254101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company, in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Pension investment manager subject to the Public Sector Pension Investment Board Act, an Act of the Parliament of Canada, and the regulations made thereunder.

CUSIP No. 928254101	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a) Amount Beneficially Owned:	11,669,062

(b) Percent of Class:	9.7%

(c) Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	11,669,062

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	11,669,062

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

CUSIP No. 928254101	13G	Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a pension investment manager subject to the Public Sector Pension Investment Board Act, an Act of the Parliament of Canada, and the regulations made thereunder, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2020

PUBLIC SECTOR PENSION INVESTMENT BOARD

By:	/s/ Martine Vanasse
Name:	Martine Vanasse
Title:	Vice President and Chief Compliance Officer